Room 4561

	November 17, 2005

Mr. Steve D. Rudnik
President
Magnitude Information Systems, Inc.
401 State Route 24
Chester, New Jersey 07930

Re:	Magnitude Information Systems, Inc.
	Revised Schedule 14A filed October 28, 2005
	File No. 0-32485

Dear Mr. Rudnik:

      We have reviewed your response letter and amended filing and have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A

General

1. We note that you have yet to file a proxy statement for your annual meeting for 2005 and that your current proposals regarding the election of directors and ratification of accountants are proposals typically raised at an annual meeting. Accordingly, it appears that your special meeting is occurring in lieu of your annual meeting for
2005. If so, please be aware of your requirements pursuant to Rule
14a-3(b) under the Exchange Act to furnish certain information to stockholders. Please advise us of your intentions to satisfy such requirements.

Board Meetings and Committees of the Board of Directors, page 10

2. It does not appear that disclosure pursuant to the requirements of
Item 7(d)(3)(i) of Schedule 14A and Item 306 of Regulation S-B has been provided. Please revise as appropriate.

Director Attendance at Special and Annual Meetings of
Shareholders,
page 12

3. Your current disclosure indicates that all directors attended the last meeting of stockholders in 2000. Please revise as appropriate.

Proposal Two, page 13

4. We note your revised disclosure on pages 16 and 17 of your proxy statement with respect to the composition of your outstanding share numbers. It appears, however, that certain numbers do not add up. For example, the 197,664,628 and 224,035,192 share numbers you discuss do not appear to equal the aggregate of the securities you disclose as constituting such share numbers. Please confirm that your disclosure is accurate and revise as appropriate. For the benefit of your stockholders, please also consider the readability of your disclosure.

Where You Can Find More Information, page 22

5. Please update our contact information as we have recently relocated our offices to 100 F Street, N.E., Washington, D.C.
20549.


*              *              *              *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Daniel Lee at (202) 551-3477, or Anne
Nguyen,
Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile
	Joseph J. Tomasek, Esq.
	75-77 North Bridge Street
	Somerville, New Jersey 08876
	Facsimile:  (908) 429-0400